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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-14556
CUSIP NUMBER 461212102

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Inventure Foods, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

5415 East High Street, Suite 350
Address of Principal Executive Office (Street and Number)

Phoenix, Arizona 85054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of March 16, 2017, the filing deadline for its Annual Report on Form 10-K for fiscal 2016 (“Annual Report”), Inventure Foods, Inc. (the “Company”) had not yet completed its Fresh Frozen Foods trademark and goodwill impairment tests.  As a result, the Company’s independent registered public accounting firm has not completed their audit of the Company’s financial statements and the assessment of the Company’s internal control over financial reporting. The Company cannot eliminate the reasons causing the inability to file timely without unreasonable effort or expense. The Company intends to file the Annual Report as soon as practicable, and expects to do so on or before the fifteenth calendar day following the due date of the Annual Report.

The Company anticipates that its statements of operations contained in the Annual Report will differ materially from those reported for its fourth quarter and fiscal year 2015 in its press release dated and filed with the Securities and Exchange Commission on March 3, 2016.

The Company’s expectation regarding the timing of the filing of the Annual Report and material changes from the press release dated March 3, 2016 are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. These statements are subject to certain risks and uncertainties, including the Company’s, or its independent auditors, inability to complete the work required to file Annual Report in the time frame that is anticipated or due to unanticipated changes being required in its reported operating results.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Steve Weinberger	(623)	932-6200
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The unaudited estimated financial results set forth below are preliminary and subject to revision based upon the completion of the Company’s financial statements for the fiscal year ended December 31, 2016. Once the Company’s financial statements are completed, the Company may report financial results that could differ, and the differences could be material.

The preliminary financial data set forth below have been prepared by, and are the responsibility of, the Company’s management. The Company’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to the following preliminary financial data. Accordingly, the Company’s independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.

While the Company believes that such information and estimates are based on reasonable assumptions, the Company’s actual results may vary, and such variations may be material. Factors that could cause the preliminary financial data and estimates to differ include, but are not limited to: (i) final results of the Company’s Fresh Frozen Foods trademark and goodwill impairment tests; (ii) the related tax implications, and (iii) the completion of the Company’s financial statements and corresponding audit for the fiscal year ended December 31, 2016.

For the year ended December 31, 2016, the Company expects to report net revenues of approximately $269.0 million, a 4.8% decrease over fiscal 2015.

The frozen products segment net revenues were $160.6 million in fiscal 2016, a decrease of approximately $6.6 million, or 4.0%, compared with net revenues of $167.2 million for the prior fiscal year.  This decrease was primarily due to reduced sales distribution of our most significant frozen berry product and an overall market price decrease of frozen fruit, partially offset by increased net revenues for frozen vegetables and branded frozen fruit.

The snack products segment net revenues were $108.5 million in fiscal 2016, a decrease of $6.9 million, or 6.0%, compared with net revenues of $115.4 million for the prior fiscal year.  This decrease was driven by an increase in trade promotional investments to support future growth and a decline in production for third parties, which was partially offset by an increase in Boulder Canyon® net revenues.

Until the Company has completed its Fresh Frozen Foods trademark and goodwill impairment tests and reflected the results thereof in the Company’s financial statements, as well as the related tax consequence, the Company is unable to provide a reasonable estimate of any additional results of operations data.

Inventure Foods, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2017	By	/s/ Steve Weinberger
Name: Steve Weinberger
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).